

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 24, 2007

Mr. John E. Vollmer III
Chief Financial Officer
Patterson-UTI Energy, Inc.
4510 Lamesa Highway
Snyder, TX 79549

> **Re:** **Patterson-UTI Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 30, 2006**
> **File No. 000-22664**
>
> **Response Submitted January 11, 2007**

Dear Mr. Vollmer:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2005 and response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Notes to Consolidated Financial Statements, page F-1

Note 1. Description of Business and Summary of Significant Accounting Policies, page F-9

1.   We note from your response to comment 3 of our letter dated December 27, 2006 that mobilization fees represent less than 10% of total drilling revenues and that you recognize mobilization fees upon completion of moving and rig up. Please disclose your policy in regards to the capitalization and amortization of mobilization costs (e.g., clarify whether you defer mobilization costs and recognize them over the contract period or whether you expense them as incurred) to the extent your mobilization costs are material. Explain to us how your policy is consistent with GAAP.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Ryan Milne at (202) 551-3688, or Sandy Eisen at (202) 551-3864, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

                                        Sincerely,

                                        April Sifford
                                        Branch Chief